This filing amends the Form 425 filed on January 23, 2023 to include certain legends and disclaimers, which were inadvertently omitted.	Filed by Xylem Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

PREPARED REMARKS

Xylem Acquisition of Evoqua

 Slide # 1 is already up - Andrea

•

Thank you, Marissa. Good morning, everyone … and thank you for joining us on short notice. We wanted to take this opportunity to discuss the announcement that Xylem has entered into a definitive agreement to acquire Evoqua.

•	With me today are Xylem’s Chief Executive Officer, Patrick Decker and Chief Financial Officer, Sandy Rowland, and joining us today from Pittsburg is Chief Executive Officer of Evoqua, Ron Keating.

•	Following our prepared remarks, we will address questions related to the information covered on the call. I’ll ask that you please keep to one question and a follow-up, and then return to the queue.

•	As a reminder, this call and our webcast are accompanied by a slide presentation available in the “Investors” section of both company’s websites, www.xylem.com and www.evoqua.com

•	A replay of today’s call will be available until midnight on January 30, 2023. Please note the replay number is +1 (800)-839-6975 or +1 (402) 220-6061.

•	Additionally, the call will be available for playback via the “Investors” section of both company’s websites under the heading “Investor Events.”

•	Please turn to slide 2.

 Slide # 2 - Andrea

•	We will make some forward-looking statements on today’s call, including references to future events or developments that we anticipate will or may occur in the future.

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These statements are subject to future risks and uncertainties, such as those factors described in the slide presentation, as well as Xylem’s most recent Annual Report on Form 10-K and in subsequent reports filed with the SEC, including the Form 8-K filed with the SEC earlier this morning.

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Please note that the Company undertakes no obligation to update any forward-looking statements publicly to reflect subsequent events or circumstances, and actual events or results could differ materially from those anticipated.

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Additionally, on today’s call, we will reference certain non-GAAP financial measures. We include reconciliations of non-GAAP financial measures where appropriate to the comparable GAAP measure in the Appendix to the slide presentation.

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Today’s presentation is not an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval. Any such solicitation or offering will be made by a prospectus meeting the requirements of applicable securities laws.

•	Now … please turn to slide 4, and I will turn the call over to Xylem’s CEO, Patrick Decker.

 Slide 4 – Key Messages – Patrick

•

Thanks, Andrea, and hello, everyone. Thanks for joining our call on what is an exciting day for Xylem, Evoqua and our various stakeholders – a day that will have a profoundly positive impact on how we serve our customers and communities around the world and create value for investors in our companies.

•	This morning, we announced that Xylem is acquiring Evoqua in an all-stock transaction with an implied value of approximately $7.5 billion dollars.

•	This transaction represents a transformational opportunity to solve water at the scale required to address water challenges around the world.

•	By agreeing to combine, we are creating an unparalleled global platform, which will drive much-needed water innovations.

•	We are bringing together two complementary companies, whose joint capabilities address the sharpest customer pain points across the water cycle.

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Evoqua’s best-in-class water treatment solutions and services in the industrial sector are a natural fit with Xylem’s broad, global portfolio and utilities offerings, underpinned by advanced digital solutions. Likewise, we will bring even more solutions to our utility and other commercial customers.

•	Evoqua is a leader in treatment solutions and technology, including the remediation of emerging contaminants.

•	They are also leaders in digitally enabled, outsourced water services for high-growth and attractive end-markets.

•	This is provided by the largest team of treatment service professionals in North America. Evoqua’s customers count on them for reliability and mission-critical applications.

•	With the combination of our two companies, the uniquely qualified team will be able to serve even more customers.

•	Together, we are creating a powerful platform positioned for very attractive growth.

•

Together, our offering will be uniquely accessible for customers as they address greater risks and challenges. It will combine technology solutions, services and digital offerings, underpinned by a long-term reputation for quality and reliability.

•	This transaction is expected to drive value for our shareholders by accelerating growth and scale, even more recurring and resilient revenues, continued margin expansion and cost synergies…

•	…All of which will be supported by a strong financial profile and a flexible balance sheet for future optionality.

•	And finally, we are uniting two purpose-driven companies with sustainability at their core and a passionate commitment to customers and communities.

•	Together we will accelerate the water sector’s ability to create a more water-secure, resilient and sustainable world.

•	We couldn’t be more excited to get started on this next chapter.

•	Please turn to slide 5.

Slide 5 – Vision / Solving Challenges– Patrick

•	Every strategic move we make is grounded in our vision of a world where water issues are no longer a constraint to human health, prosperity and sustainable development.

•	Intensifying water challenges put all of that at risk.

•	At events like the World Economic Forum that wrapped up last week, the global awareness of water as a systemic risk has never been more prominent.

•	You’ve heard us speak about these underlying challenges for years: water scarcity, the resilience of water systems to climate change and how these challenges are handled affordably.

•	Our purpose as a company is to help customers solve these intensifying challenges.

•	And today, we are taking a decisive step forward.

•	The combination of Xylem and Evoqua creates the world’s most advanced platform of innovative solutions and services to address them.

•	The need for large-scale impact is at the center of our decision to combine with Evoqua.

•	It’s our opportunity to meet the moment by building a platform at a scale that reflects the opportunity in front of us.

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Difficult problems become solvable when we bring together the right solutions, services and experts. This combination does that, and will also make accessing solutions simpler for all of our customers.

•	Together, we will do more and progress faster toward solving these challenges than we could on our own. And create tremendous economic and social value in doing so.

•	Please turn to slide 6.

 Slide 6 – Re-shaping Sector – Patrick

•	Water management has never been more essential.

•	But fragmentation has, until now, made it hard to address water challenges effectively.

•	Our job – and what we call our “opportunity of a lifetime” – is to simplify life for our customers so that they can solve water, and to do it at scale.

•	At our Investor Day in 2021, we laid out our strategic priorities for inorganic growth that would make that possible in the most attractive areas of the water sector:

•	First, solutions for industrial end-markets to address critical water needs;

•	Second, systems intelligence, bolstering our already innovative digital solutions offering;

•	And third, strengthening our core … building on our leading technologies and global channel presence.

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In 2021, we said we would acquire advanced treatment solutions and services for high-growth industrial water end-markets with mission-critical water needs. We are executing on that strategy, and the addition of Evoqua is another step forward.

[Pause]

•	I know many of you are very familiar with Evoqua, but I’m keen for Ron to talk a bit about the business he and his team have built.

•	So, let me turn it over to you, Ron.

•	Please turn to slide 7.

 Slide 7 – About Evoqua – Ron

•	Thanks, Patrick.

•	We are excited to join forces with Xylem. Our two organizations are incredibly complementary, and equally committed to solving our customers’ mission-critical water needs.

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I am so proud of the Evoqua team and all that we have achieved on our journey to-date. With a legacy that stretches back over 100 years, we have worked hard to build the industry’s largest water treatment services team in North America—while providing our critical technologies around the globe. We’ve created a strong leadership position in an attractive, $16 billion-dollar served market.

•	We have delivered growth of 7% annually over the last four years, to $1.7 billion dollars, with about 60% of that, which is recurring revenue at highly attractive margins.

•

The crown jewel is our network of service professionals – our Aqua Pros, who serve more than 38,000 industrial, utility and commercial customers across more than 200,000 installations worldwide. And as usual, I want to thank each and every one of them for the work they do to keep our customers operating around the clock.

•

We have built large positions in the most attractive end-markets, including life sciences, microelectronics, power and renewables, and food and beverage. And we are a leader in water and wastewater treatment solutions across North America, highlighted by our reuse and recycle capabilities, addressing customer needs in water scarce and water challenged regions.

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We have a core capability in providing outsourced water offerings, guaranteeing customer uptime with quality and quantity of water to support their operational needs. We also have a core capability in addressing emerging contaminants, particularly highlighted by our remediation capabilities of PFAS and selenium.

•	And all of that with a strong cash flow profile and healthy balance sheet.

•	Our customers’ water requirements are incredibly complex and, as Patrick said, their challenges are only intensifying.

•	Having reliable, uninterrupted access to clean water is mission-critical for customers, with disruptions and failures leading to exceptionally high operational and financial cost.

•	In addition, public and government scrutiny of water discharge makes environmental performance an increasing imperative.

•	That’s driving outsourcing to trusted partners like us, who have deep domain expertise and who are offering digitally enabled and connected service solutions.

•	It’s incredibly compelling to add these strengths to Xylem’s leading platforms.

•	The capabilities of the combined company will position us uniquely as a trusted partner that can meet customers’ most essential needs and solve their toughest water challenges.

•	We’re energized by the prospect of solving water as part of Xylem.

•	I’ll now turn the call back to Patrick.

•	Please turn to slide 8.

Slide 8 – 1+1 = 3 – Patrick

•	Thanks Ron.

•

I want to congratulate you and your team on the outstanding business you have built. From our discussions, I know we both see great potential in the combination of our capabilities, and commitment to the customers and communities we serve around the world.

•	We are here today because of that shared belief in what we can achieve together.

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Xylem is building from a position of strength, with leading water solutions, a global distribution platform, and an unmatched innovation engine. We operate at a scale and scope that gives us a unique ability to commercialize new solutions for customer everywhere.

•	And Evoqua adds leading positions in mission-critical treatment applications in resilient, attractive end-markets, along with its trusted team of service professionals.

•	Together, we will offer a platform with significant scale and reach...

•	…while maintaining a very robust financial foundation, creating additional optionality for the future.

•	To talk more about that, I’ll turn over to Sandy to walk you through the financial details of the transaction and combined company.

•	Please turn to slide 9.

Slide 9 – Combined Financials – Sandy

•	Thanks Patrick.

•	Before diving into the financials for the combined company, let’s walk through the high-level structure of the transaction, which is compelling for shareholders.

•	This is an all-stock transaction in which Xylem will acquire Evoqua at a 0.48 exchange ratio, implying an Evoqua enterprise value of $7.5 billion.

•	Following the close, Evoqua shareholders are expected to own approximately 25% of the combined company, which is aligned with the relative financial contribution from each side.

•	In addition, we will maintain balance sheet flexibility and optionality to optimize our long-term capital structure.

•	Let me now turn to the financials.

•	On a combined trailing twelve-month basis, we will have approximately $7.1 billion in combined revenue, $1.2 billion of Adjusted EBITDA and adjusted EBITDA margin of approximately 16.5%.

•	Together, we will strengthen our recurring revenue profile and leverage the breadth of the largest North American water services network by a wide margin.

•	In addition, the combination will enable Xylem to scale our offerings and capitalize on the strengths of both companies in the water sector across the world.

•	Please turn to slide 10.

Slide 10 –Growth – Sandy

•	The combination will strengthen our position with customers and expand the reach of our products and services, enabling further top-line growth.

•	As Patrick said, expanding and scaling our industrial offerings and outsourced service capabilities will create an even more robust platform for long-term growth.

•	We will also be able to extend Evoqua’s geographic reach with Xylem’s international presence and installed base.

•	We anticipate leveraging Evoqua’s branch network to grow the combined company’s services portfolio.

•	Please turn to slide 11.

 Slide 11 – Cost Synergies – Sandy

•	In terms of costs, the combination is expected to deliver significant run-rate cost synergies of approximately $140 million within three years.

•	As you’ve heard, we expect the combined company to drive further scale efficiencies and optimize our overall cost structure.

•	Synergies will primarily come in three areas: procurement, footprint and network optimization, and enabling back-office functions.

•	Looking at the first area – scale efficiencies in procurement. We will look to leverage the purchasing power of the larger business.

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The second area of focus is our footprint and network. We plan to optimize our footprint, consolidating offices and branches where opportunity exists, while keeping customer focus and continuity a priority. We also anticipate increasing utilization of our manufacturing facilities.

•	And finally, as one entity, we will eliminate duplicative public company costs, as well as realize functional support efficiencies.

•	Please turn to slide 11.

 Slide 12 – Transaction Terms – Sandy

•	This slide provides an overview of the transaction structure that I touched on earlier.

•	Just to briefly mention a few key points…

•	This transaction has received unanimous support from both Xylem and Evoqua Boards of Directors.

•	At close, two current members of Evoqua’s Board of Directors are expected to join Xylem’s Board.

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We will offer more detail on this as we approach closing, which we expect to be mid-2023, subject to approval by Xylem and Evoqua shareholders, regulatory approvals and other customary closing conditions.

•	I’ll now turn it back to Patrick.

•	Please turn to slide 13.

 Slide 13 – Key Messages/Closing – Patrick

•	Thanks Sandy.

•	The combination of Xylem and Evoqua will further reinforce our investment thesis.

•	When the transaction closes, we will have:

•	An even greater leadership position in key technologies;

•	Highly differentiated offerings to address rising demand on intensifying secular trends;

•	A combined purpose-driven organization that creates economic and social value – and opportunities for both companies’ talent;

•	And even stronger positioning for above-market growth and margin expansion, now and into the future.

•	And most importantly, we will be strengthening our capability to serve our customers and the communities we serve.

•	Before turning to Q&A, I’d like to take a moment to thank everyone who got us to this important milestone, both at Xylem and Evoqua, as well as our advisors.

•	I look forward to working as one team and achieving even greater impact together.

•	And now, we look forward to questions.

•	Operator, please take us into Q&A.

Additional Information and Where to Find It

In connection with the proposed transaction between Xylem Inc. (”Xylem”) and Evoqua Water Technologies Corp. (“Evoqua”), Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.